SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3 )(1)


                          Nhancement Technologies, Inc.
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                              (Name of Issuer)


                        Common Stock, $.01 par value
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                       (Title of Class of Securities)


                                  65334P104
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                               (CUSIP Number)

                              Gerald L. Fishman
                             Wolin & Rosen, Ltd.
                      55 West Monroe Street, Suite 3600
                              Chicago, IL 60603
                                312.424.0600
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               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                                July 31, 2000
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           (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 8 Pages)

- ----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(SC13D-07/99)

CUSIP No.   65334P104                  13D                   Page  2 of 8 Pages


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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

L. Thomas Baldwin III                                       SS No.
L. Thomas Baldwin III Living Trust u/t/a dated 11/9/95    FEIN No.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
     See Note A
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF -- See Note A

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                           Item 2(d) [_]
                                                           Item 2(e) [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Illinois

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               7    SOLE VOTING POWER

  NUMBER OF         224,515   See Note A

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    2,014,762 See Note A
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         224,515   See Note A

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    2,014,762 See Note A

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              73,085 -- L. Thomas Baldwin III  (See Note A)
             151,430 -- L. Thomas Baldwin III Living Trust  (See Note A)
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [X]
     See Note A
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.03%

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14   TYPE OF REPORTING PERSON*

     IN -- L. Thomas Baldwin III
     OO -- L. Thomas Baldwin III Living Trust

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   65334P104                  13D                   Page  3 of 8  Pages



ITEM 1.  SECURITY AND ISSUER

         a.       Nhancement Technologies, Inc.
                  6663 Owens Drive
                  Pleasanton, CA    94588

         b.       Common Stock, $.01 par value

ITEM 2.  IDENTITY AND BACKGROUND

a.  L. Thomas Baldwin III             a.   L. Thomas Baldwin III Living
                                           Trust, L. Thomas Baldwin III, Trustee

b.  141 West Jackson Boulevard        b.   141 West Jackson Boulevard
    Suite 2850                             Suite 2850
    Chicago, IL    60604                   Chicago, IL    60604

c.  Investor, Trader                  c.   Trust, Trustee

d.  N/A                               d.   N/A

e.  N/A                               e.   N/A

f.  USA                               f.   Illinois, USA


ITEM 3.  SOURCE AND AMOUNT OF FUNDS FOR OTHER CONSIDERATION

         The source of the funds are the personal funds of L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust. The aggregate amount of funds used in making purchases through and including 15 August 2000 for these Reporting Persons (see Note A) were $650,400 for Mr. Baldwin and $1,684,659 for the L. Thomas Baldwin III Living Trust.

ITEM 4.  PURPOSE OF TRANSACTION

          The purpose of the acquisition of securities of the Issuer is as an investment by L. Thomas Baldwin III.

CUSIP No.   65334P104                  13D                   Page  4 of 8  Pages



                    a. Mr. Baldwin has plans to purchase additional shares of the Issuer up to as much as 25% of the total issued and outstanding.

                    b-j. Mr.  Baldwin has no present  intentions to engage in or cause any of the matters listed in these subsections of this Item 4. His present intention is to be and remain an investor in the Issuer. The timing and amount of additional purchases, if any, are currently unknown.

ITEM 5.  INTEREST AND SECURITIES OF THE ISSUER

         a.       Shares owned:

         a.       Shares owned:

                  (1)     L. Thomas Baldwin III -- 73,085 shares (.66%)
                          (See Note A)

                  (2)     Rosenthal Collins Group, L.L.C.  (See Note A)

                          (i)  L. Thomas Baldwin III -- 1,260,132 shares (11.3%)

                          (ii) L. Thomas  Baldwin III Living  Trust -- 151,430
                               shares(1.4%)

                          Total Rosenthal Collins Group, L.L.C. -- 1,411,562 shares (12.7%)

                  (3) Rosenthal Collins Equities, L.L.C. Proprietary Trading Account 530,145 shares (4.8%) (See Note A)

                  Total Group (See Note A) -- 2,014,792 shares (18.2%)

         b.       Voting power:


                    (1) L. Thomas Baldwin III, individually (See Note A) Sole voting power -- 224,515
                           Shared  voting power ---  1,790,277
                           Sole dispositive  power -- 224,575
                           Shared  dispositive power --   1,790,277

                    (2) Rosenthal Collins Group, L.L.C. (See Note A) Sole voting power -- 1,411,562
                           Shared voting power  ---  1,411,562
                           Sole dispositive power  --  1,411,562
                           Shared dispositive power  --  1,411,562

CUSIP No.   65334P104                  13D                   Page  5 of 8  Pages



                  (3) Rosenthal Collins Equities, L.L.C. (See Note A) Sole voting power -- 530,145
                           Shared voting power  ---  530,145
                           Sole dispositive power  --  530,145
                           Shared dispositive power  --  530,145


         c. L. Thomas Baldwin III, individually, purchased 9,400 shares more than 60 days prior to the date of the event which requires filing of this statement at an average price of approximately $16 per share on Nasdaq. On or about May 19, 2000, Mr. Baldwin purchased $500,000 principal amount of the Issuer's 8% Convertible Debentures due May 30, 2000 ("Debenture"). The Debenture is convertible at any time at the option of the holder at a sliding scale conversion price. On August 8, 2000, Mr. Baldwin sent notice to the Issuer of his election to convert the Debenture into 63,685 shares, at a conversion price of $7.85 per share. On September 8, 2000, Mr. Baldwin received warrants to purchase 300,000 shares at an exercise price of $6.00 per share. The warrants expire on July 31, 2001 and were dated as of July 31, 2000. (See Note A)

                  Rosenthal Collins Group, L.L.C. received 323,267 shares, 171,837 shares from L. Thomas Baldwin III and 151,430 shares from the L. Thomas Baldwin III Living Trust as deposits to Mr. Baldwin's Class C capital account at Rosenthal Collins Group, L.L.C., a Commodity Futures Trading Commission registered futures commission merchant. The shares of the Issuer are traded on Nasdaq and were taken into such capital accounts at $ 11.125 per share (before capital haircuts under CFTC Regulation 1.17). Rosenthal Collins Equities, L.L.C., an affiliate of Rosenthal Collins Group, L.L.C., transferred to the latter 788,295 shares on August 24, 2000. These shares were taken into Mr. Baldwin's Class C capital account at $14.69 per share and 300,000 shares on August 29, 1000, respectively (before haircuts). (See Note A)

                  Commencing on August 16, 2000, Rosenthal Collins Equities, L.L.C., a registered broker/dealer member firm of the Chicago Board Options Exchange, in its proprietary trading account purchased additional shares on Nasdaq as follows: 127,000 shares on 16 August 2000 at an average price of $9.05 per share; 63,060 shares on 17 August 2000 at an average price of $10.57 per share; 137,900 shares on 18 August 2000 at an average price of $11.88 per share; 65,800 shares on 21 August 2000 at an average price of $12.94 per share; 123,755 shares on 22 August 2000 at an average price of $13.82 per share; 199,900 shares on 23 August 2000 at an average price of $15.02 per share; 74,090 shares on 24 August 2000 at an average price of $14.53 per share; 3,700 shares on 25 August 2000 at an average price of $14.39 per share; 12,900 shares on 28 August 2000 at an average price of $14.27 per share; 34,400 shares on 29 August 2000 August 2000 at an average price of $14.84 per share; 10,000 shares on 31 August 2000 at an average price of $14.19 per share; 49,500 shares on 1 September 2000 at an average price of $14.21 per share; 11,900 shares on 5 September 2000 at an average price of $15.29 per share; 16,000 shares on 6 September 2000 at an average price of $15.81 per share; 11,700 shares on 7 September 2000 at an average price of $15.23 per share; 10,000 shares on 8 September 2000 at an average price of $15.06 per share; 10,500 shares on 11 September 2000 at an average price of $14.60 per share; 39,600 shares on 12 September 2000 at an average price of $13.81 per share; 24,100 shares on 13 September 2000 at an average price of $13.60 per share; 48,900 shares on 14 September 2000 at an average price of $15.17 per share; 15,200 shares on 15 September 2000 at an average price of $15,70 per share; and 68,200 shares on 18 September 2000 at an average price of $15.74 per share. (See Note A)

         d.       N/A
         e.       N/A

CUSIP No.   65334P104                  13D                   Page  6 of 8  Pages



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       See Note A with respect to the  relationships  among the persons named in
       Item 2 and with respect to the securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         1. There are no materials relating to the borrowing of funds to finance the acquisition, as disclosed in Item 3.

         2. There are no written agreements relating to the acquisition of Issuer control, liquidation, sale of assets, merger or change in business or corporate structure or any other matter, as disclosed in Item 4.

         3. There are no written agreements relating to the transfer of voting of the securities, finders' fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss of profit, or the giving or withholding of any proxy, as disclosed in Item 6, except the Common Stock Warrant attached as an Exhibit hereto.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 27, 2000.

                                            /s/  L. Thomas Baldwin III
                                            ------------------------------------
                                            L. THOMAS  BALDWIN  III,
                                            Individually  and as Trustee of
                                            the L. Thomas  Baldwin III Living
                                            Trust u/t/a dated 11/9/95


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.   65334P104                  13D                   Page  7 of 8 Pages


                                     NOTE A

This Schedule 13D represents ownership by the Reporting Person and other members of the "group" as described below of an aggregate of 2,014,792 shares of common stock of the Issuer (18.2%). By including Mr. Baldwin's immediately exercisable warrants to purchase 300,000 shares at $6.00 per share, ownership of the "group" aggregates 2,314,792 shares (20.91%). L. Thomas Baldwin III is a non-voting, non-managing member of Rosenthal Collins Group, L.L.C., an Illinois limited liability company ("RCG"). RCG is registered with the Commodity Futures Trading Commission as a futures commission merchant and is a clearing member of all major principal futures exchanges in the United States and elsewhere. As such, RCG is required to meet and maintain significant levels of adjusted net capital to comply with CFTC and exchange clearing requirements. As of June 30, 2000, RCG's adjusted net capital (unaudited) was $34,382,657. Reference is hereby made to the public portions of RCG's Forms 1-FR as filed with the Commodity Futures Trading Commission, which forms are publicly available under FOIA for a complete statement of the financial condition of RCG.

On June 21, 2000, L. Thomas Baldwin III and the L. Thomas Baldwin III Living Trust (Mr. Baldwin is a Class C non-voting and non-managing Member of RCG), deposited shares of the Issuer with RCG as part of his capital account at RCG. RCE (defined below) transferred 788,295 shares on August 24, 2000 and 300,000 shares on August 29, 2000 to RCG for deposit to Mr. Baldwin's capital account at RCG. Such shares, after appropriate haircuts, are held and maintained by RCG (in a custody account for its benefit at the Harris Trust & Savings Bank, N.A., Chicago, Illinois) and is deemed capital of RCG for regulatory purposes. Accordingly, RCG has full legal control over such shares. Mr. Baldwin could always direct RCG to sell the shares, which accommodation RCG would be willing to accommodate subject, of course, to all the various capital requirements with which RCG must comply. Moreover, as an accommodation, RCG would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, RCG in
Item 5.b has listed the shares deposited with it as owned by it, and it has listed voting and dispositive power as shared with Mr. Baldwin.

Rosenthal Collins Equities, L.L.C. ("RCE") is an Illinois limited liability company registered as a broker/dealer which is a member firm of the Chicago Board Options Exchange, its designated examining authority. RCE has no customers and trades on a proprietary basis only. RCE is wholly-owned by Rosenthal Collins Group, L.L.C. The shares of the Issuer purchased by RCE, as disclosed in Item 6.c above, were purchased by RCE at the request and as an accommodation to L. Thomas Baldwin III. As a result, RCE is the record and beneficial owner of such shares. Mr. Baldwin could always direct RCE to sell the shares, which accommodation RCE would be willing to accommodate, subject, of course, to the capital requirements with which RCE must comply. Moreover, as an accommodation, RCE would be willing to defer to Mr. Baldwin with respect to the voting of such shares. Hence, Item 5.b lists shared voting and dispositive power for all shares of the Issuer owned by RCE as shared with Mr. Baldwin. Solely for internal net capital accounting, RCE transferred 1,088,295 shares of the Issuer to RCG, its parent, for deposit to Mr. Baldwin's capital account at RCG.

CUSIP No.   65334P104                  13D                   Page  8 of 8  Pages


In addition, Mr. L. Thomas Baldwin III, individually, purchased 9,400 shares of the Issuer more than 60 days prior to the event which requires filing of this statement on Nasdaq, at an average of $16 per share. Moreover, on or about May 19, 2000, Mr. Baldwin purchased $500,000 principal amount of the Issuer's 8% Convertible Debentures due May 30, 2000 ("Debenture"). The Debenture is convertible at any time at the option of the holder at a sliding scale conversion price. On August 8, 2000, Mr. Baldwin sent notice to the Issuer of his election to convert the Debenture into 63,685 shares, at a conversion price of $7.85 per share. Mr. Baldwin, of course, has and will have sole dispositive and voting power over such shares. On September 8, 2000, Mr. Baldwin received warrants to purchase 300,000 shares of common stock of the Issuer. The warrants are immediately exercisable at $6.00 per share and expire on July 31, 2001. The warrants, while received by Mr. Baldwin on September 8, 2000, are dated as of July 31, 2000.


While the shares of the Issuer held by RCG and RCE are owned of record and are under the total legal control of those entities, RCG and RCE, solely for purposes of the shares of the Issuer and not otherwise, should be deemed affiliates of L. Thomas Baldwin III and Mr. Baldwin should be deemed de facto beneficial owner of all such shares, notwithstanding that all such shares are subject to the risks and requirements, regulatory and market, of RCG and RCE, respectively.

                           EXHIBIT TO AMENDMENT NO. 3


                          Nhancement Technologies, Inc.

Issued as of the 31st day of July, 2000  (1)  Aggregate Price:  $1,800,000.00
                                         (2)  Initial Warrant Price:  $6.00
                                         (3)  Number of Shares Initially Subject
                                              to Warrant:  300,000


NEITHER THIS WARRANT, NOR THE COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF, HAS BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("1933 SECURITIES ACT"), OR QUALIFIED OR REGISTERED UNDER CALIFORNIA OR OTHER APPLICABLE SECURITIES LAWS ("STATE SECURITIES LAWS"), AND THIS WARRANT HAS BEEN, AND THE COMMON STOCK TO BE ISSUED UPON EXERCISE HEREOF WILL BE, ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF. NO SUCH SALE OR OTHER DISPOSITION MAY BE MADE WITHOUT AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 SECURITIES ACT AND COMPLIANCE WITH THE APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL, REASONABLY SATISFACTORY TO THE ISSUER AND ITS COUNSEL, THAT SAID REGISTRATION IS NOT REQUIRED UNDER THE 1933 SECURITIES ACT AND THAT APPLICABLE STATE SECURITIES LAWS HAVE BEEN SATISFIED.

                              COMMON STOCK WARRANT

         This certifies that Lucian Thomas Baldwin III ("Purchaser"), whose address for notice is located at Suite 2850, 141 West Jackson, Chicago, Illinois 60604 or any party to whom this Warrant is assigned in compliance with the terms hereof (Purchaser and any such assignee being hereinafter sometimes referenced as "Holder"), is entitled to subscribe for and purchase, in whole or in part, during the period commencing at the issue date set forth above and ending at 5:00 p.m., California, local time, on the first (1st) anniversary of such issue date, the number of shares of fully paid and non-assessable Common Stock ("Common Stock") of Nhancement Technologies, Inc., a Delaware corporation (the "Company"), that have an aggregate purchase price equal to the Aggregate Price as defined below; provided that the Purchaser remains as a Director of the Company at the time of exercise of this warrant. The purchase price of each such share shall be equal to the Warrant Price, as defined below.

                                    ARTICLE 1
                                   DEFINITIONS

1.1 "Aggregate Price" shall be $1,800,000.00.

1.2 "Warrant Price" shall be at $6.00 as adjusted herein.

                                    ARTICLE 2
                              EXERCISE AND PAYMENT

2.1 Cash Exercise. The purchase rights represented by this Warrant may be exercised by Holder, in whole or in part, by the surrender of this Warrant at the principal office of the Company located at the address set forth on the signature page hereof, accompanied by the form of Notice of Cash Exercise attached hereto as "Exhibit B-1", and by the payment to the Company, by cash or by certified, cashier's or other check acceptable to the Company, of an amount equal to the aggregate Warrant Price of the shares being purchased.

2.2 Net Issue Exercise. In lieu of exercising this Warrant pursuant to Section 2.1, Holder may elect to receive shares of Common Stock equal to the value of this Warrant determined in the manner described below (or of any portion thereof remaining unexercised) by surrender of this Warrant at the principal office of the Company together with the form of Notice of Cashless Exercise attached hereto as "Exhibit B-2", in which event the Company shall issue to Holder a number of shares of the Company's Common Stock computed using the following formula:

                  X  =  Y (A-B)
                        -------
                           A

Where    X = the number of shares of Common Stock to be issued to Holder.

         A = the fair market  value of one share of the  Company's  Common Stock
             (at the date of such calculation).

         B  =     Warrant Price.

2.3 Fair Market Value. For purposes of this Article 2, fair market value of one share of the Company's Common Stock shall mean:

         (i) The average of the closing bid and asked prices of the Common Stock quoted in the Over-The-Counter Market Summary, the last reported sale price of the Common Stock or the closing price quoted on the Nasdaq National Market System ("NMS") or on any exchange on which the Common Stock is listed, whichever is applicable, as published in the Western Edition of The Wall Street Journal for the trading day prior to the date of determination of fair market value; or

         (ii) If the Common Stock is not traded Over-The-Counter, on the NMS or on an exchange, the per share fair market value of the Common Stock shall be as determined by mutual agreement of the Company and the Holder; provided, however that if such agreement cannot be reached within twenty (20) calendar days, such value shall be determined by an independent appraiser appointed in good faith by the Company's Board of Directors. The cost of such appraisal shall be borne equally by the Company and the Holder. Such appraiser shall meet the following criteria: (a) it shall not be associated or affiliated with the Company in any fashion and shall not have previously provided services to the Company; (b) the appraiser shall have reasonable qualifications to appraise the value of the Common Stock; (c) it is not (and none of its affiliates is) a promoter, director or officer of the Company or any of its affiliates or an underwriter with respect to any of the securities of the Company; and (d) it does not provide any advice or opinions of the Company except as an appraiser under this section. In the event such an appraisal is required it should be conducted under the following procedures: the Company shall select the appraiser within ten
         (10) days of receipt of written notice from the Holder that agreement cannot be reached and the Company shall submit the name of such appraiser to Holder. Twenty (20) days after selection of the appraiser, the Company and the Holder shall each submit to the appraiser a single value representing such party's contention as to the fair market value of one share of the Company's Common Stock. Within fifteen (15) days after receipt of the submission of the Company and the Holder, the appraiser shall select one of the two values submitted by the parties, and such value shall be the fair market value of one share of the Common Stock for purpose of this Warrant. The appraiser shall have no discretion to take any action other than selection of one of the two values submitted to the appraiser. The parties may submit to the appraiser and one another, at the time they submit their respective single values, such supporting documentation as they deem necessary or appropriate. The parties shall have the opportunity seven (7) business days after receipt of the other party's proposed valuation and supporting documentation to provide the appraiser and each other with supplemental written information. The appraiser may, in its discretion, hold a singe six (6) hour hearing on valuation issues. If a hearing is held, each party shall be allocated three (3) hours. The appraiser may conduct the hearing in accordance with any rules of procedure it deems appropriate. The value selected by the appraiser shall be final and binding upon the parties without any further right of appeal.

2.4 Stock Certificates. In the event of any exercise of the rights represented by this Warrant, certificates of the shares of Common Stock so purchased shall be delivered by Holder within a reasonable time and, unless this Warrant has been fully exercised or has expired, a new Warrant representing the remaining unexercised Aggregate Price shall also be issued to Holder at such time.

2.5 Stock Fully Paid; Reservation of Shares. The Company covenants and agrees that all Common Stock which may be issued upon the exercise of the rights represented by this Warrant will, upon issuance, be fully paid and non-assessable and free from all taxes, liens and charges with respect to the issue thereof (excluding taxes based on the income of Holder). The Company further covenants and agrees that during the period within which the rights represented by this Warrant may be exercised, the Company will at all times have authorized and reserved for issuance a sufficient number of shares of its Common Stock or other securities as would be required upon the full exercise of the rights represented by this Warrant (including conversion of all such Common Stock issuable hereunder).

2.6 Fractional Shares. No fractional shares of Common Stock will be issued in connection with any exercise hereof; in lieu of a fractional share upon complete exercise hereof, Holder may purchase a whole share by delivering payment equal to the appropriate portion of the then effective Warrant Price.

                                    ARTICLE 3
                     CERTAIN ADJUSTMENTS OF NUMBER OF SHARES
                          PURCHASABLE AND WARRANT PRICE

The number and kind of securities purchasable upon the exercise of this Warrant and the Warrant Price shall be subject to adjustment from time to time upon the happening of certain events, as follows:

3.1 Reclassification, Consolidation or Merger. In case of: (i) any reclassification or change of outstanding securities issuable upon exercise of this Warrant, (ii) any consolidation or merger of the Company with or into another corporation (other than a merger with another corporation in which the Company is a continuing corporation and which does not result in any reclassification, change or exchange of outstanding securities issuable upon exercise of this Warrant); or (iii) any sale or transfer to another corporation of all, or substantially all, of the property of the Company, then, and in each such event, the Company or such successor or purchasing corporation, as the case may be, shall execute a new Warrant of like form, tenor and effect and which will provide that Holder shall have the right to exercise such new Warrant and purchase upon such exercise, in lieu of each share of Common Stock theretofore issuable upon exercise of this Warrant, the kind and amount of securities, money and property receivable upon such reclassification, change, consolidation, merger, sale or transfer by a holder of one share of Common Stock issuable upon exercise of this Warrant had this Warrant been exercised immediately prior to such reclassification, change, consolidation, merger, sale or transfer. Such new Warrant shall be as nearly equivalent in all substantive respects as practicable to this Warrant and the adjustments provided in this Article 3 and the provisions of this Section 3.1, shall similarly apply to successive reclassifications, changes, consolidations, mergers, sales and transfers.

3.2 Subdivision or Combination of Shares. If the Company shall at any time while this Warrant remains outstanding and less than fully exercised, (i) divide its Company Stock, the Warrant Price shall be proportionately reduced; or (ii) shall combine shares of its Common Stock, the Warrant Price shall be proportionately increased.

3.3 Stock Dividends. If the Company, at any time while this Warrant is outstanding and unexpired, shall pay a dividend payable in, or make any other distribution to holders of, Common Stock (except any distribution described by multiplying the Warrant Price then in effect by a fraction, the numerator of which shall be the total number of shares of Common Stock outstanding immediately prior to such dividend or distribution, and the denominator of which shall be the total number of shares of Common Stock outstanding immediately after such dividend or distribution.

3.4 Time of Adjustments to the Warrant Price. All adjustments to the Warrant Price and the number of shares purchasable hereunder, unless otherwise specified herein, shall be effective as of the earlier of:

         (i)      the date of issue of the security causing the adjustment;

         (ii)     the date of sale of the security causing the adjustment;

         (iii)    the effective date of a division or combination of shares;

         (iv) the record date of any action of holders of any class of the Company's capital stock taken for the purpose of entitling shareholders to receive a distribution or dividend payable in equity securities, provided that such division, combination, distribution or dividend actually occurs.

3.5 Notice of Adjustments. In each case of an adjustment in the Warrant Price and the number of shares purchasable hereunder, the Company, at its expense, shall cause the Chief Financial Officer of the Company to compute such adjustment and prepare a certificate setting forth such adjustment and showing in detail the facts upon which such adjustment is based. The Company shall promptly mail a copy of each such certificate to Holder pursuant to Section 6.8 hereof.

3.6 Duration of Adjustment Warrant Price. Following each adjustment of the Warrant Price, such adjusted Warrant Price shall remain in effect until a further adjustment of the Warrant Price.

3.7 Adjustment of Number of Shares. Upon each adjustment of the Warrant Price pursuant to this Article 3, the number of shares of Common Stock purchasable hereunder shall be adjusted to the nearest whole share, to the number obtained by dividing the Aggregate Price by the Warrant Price as adjusted.

                                    ARTICLE 4
                           TRANSFER, EXCHANGE AND LOSS

4.1 Transfer. This Warrant is transferable on the books of the Company at its principal office by the registered Holder hereof upon surrender of this Warrant properly endorsed, subject to compliance with federal and state securities laws. The Company shall issue and deliver to the transferee a new Warrant or Warrants representing the Warrants so transferred. Upon any partial transfer, the Company will issue and deliver to Holder a new Warrant or Warrants with respect to the Warrants not so transferred. Notwithstanding the foregoing, Holder shall not be entitled to transfer a number of shares or an interest in this Warrant representing less than five percent (5%) of the aggregate shares initially covered by this Warrant (as presently constituted, with appropriate adjustment being made in the event of stock splits, combinations, reorganizations and the like occurring after the issue date hereof). Any transferee shall be subject to the same restrictions on transfer with respect to this Warrant as the Purchaser.

4.2 Securities Laws. Upon issuance of shares of Common Stock upon exercise of this Warrant, it shall be the Company's responsibility to comply with the requirements of: (1) the Securities Act of 1933, as amended; (2) the Securities Exchange Act of 1934, as amended; (3) any applicable listing requirements of any national securities exchange; (4) any state securities regulation or "blue sky" laws; and (5) requirements under any other law or regulation applicable to the insurance or transfer of such shares. If required by the Company, in connection with each issuance of shares of Common Stock upon exercise of this Warrant, the Holder will give (i) assurances in writing, satisfactory to the Company, that such shares are not being purchased with a view to the distribution thereof in violation of applicable laws, (ii) sufficient information, in writing, to enable the Company to rely on exemptions from the registration or qualification requirements of applicable laws, if available, with respect to such exercise, and (iii) its cooperation to the Company in connection with such compliance.

4.3 Exchange. This Warrant is exchangeable at the principal office of the Company for Warrants which represent, in the aggregate, the Aggregate Price hereof; each new Warrant to represent the right to purchase such portion of the Aggregate Price as Holder shall designate at the time of such exchange. Each new Warrant shall be identical in form and content to this Warrant, except for appropriate changes in the number of shares of Common Stock covered thereby, the percentage stated in Section 4.1 above, and any of the changes which are necessary in order to prevent the Warrant exchange from changing the respective rights and obligations of the Company and the Holder as they existed immediately prior to such exchange.

4.4 Loss or Mutilation. Upon receipt by the Company of evidence satisfactory to it of the ownership of, and the loss, theft, destruction or mutilation of, this Warrant and (in the case of loss, theft, or destruction) of indemnity satisfactory to it, and (in the case of mutilation) upon surrender and cancellation hereof, the Company will execute and deliver in lieu hereof a new Warrant.

                                    ARTICLE 5
                                  HOLDER RIGHTS

5.1 No Shareholder Rights Until Exercise. No Holder hereof, solely by virtue hereof, shall be entitled to any rights as a shareholder of the Company. Holder shall have all rights of a shareholder with respect to securities purchased upon exercise hereof at the time: (i) the cash exercise price for such securities is delivered pursuant to Section 2.1 hereof and this Warrant is surrendered; (ii) of delivery of notice of cashless exercise pursuant to Section 2.2 hereof and this Warrant is surrendered, or (iii) of automatic exercise hereof (even if not surrendered) pursuant to Section 2.5 hereof.

                                    ARTICLE 6
                                  MISCELLANEOUS

6.1 Governmental Authority. The Company will from time to time take all action which may be necessary to obtain and keep effective any and all permits, consents and approvals of governmental agencies and authorities and securities act filings under federal and state laws, which may be or become requisite in connection with the issuance, sale, and delivery of this Warrant, and the issuance, sale and delivery of the Common Stock or other securities or property issuable or deliverable upon exercise of this Warrant.

6.2 GOVERNING LAWS. IT IS THE INTENTION OF THE PARTIES HERETO THAT EXCEPT AS SET FORTH BELOW, THE INTERNAL LAWS OF THE STATE OF CALIFORNIA, U.S.A. (IRRESPECTIVE OF ITS CHOICE OF LAW PRINCIPLES) SHALL GOVERN THE VALIDITY OF THIS WARRANT, THE CONSTRUCTION OF ITS TERMS, AND THE INTERPRETATION AND ENFORCEMENT OF THE RIGHTS AND DUTIES OF THE PARTIES HERETO.

6.3 Binding Upon Successors and Assigns. Subject to, and unless otherwise provided in, this Warrant, each and all of the covenants, terms, provisions and agreements contained hereto shall be binding upon, and inure to the benefit of the permitted successors, executors, heirs, representatives, administrators and assigns of the parties hereto.

6.4 Severability. If any one or more provisions of this Warrant, or the application thereof, shall for any reason and to any extent be invalid or unenforceable, the remainder of this Warrant and the application of such provisions to the other persons or circumstances shall be interpreted so as best to reasonably effect the intent of the parties hereto. The parties further agree to replace any such void or unenforceable provisions of this Warrant with valid and enforceable provisions which will achieve, to the extent possible, the economic, business and other purposes of the void or unenforceable provisions.

6.5 Default, Amendment and Waivers. This Warrant may be amended upon the written consent of the Company and the holders in the aggregate of the right to purchase a majority of the number of unexercised shares covered by the Warrant initially issued by the Company pursuant to the Consulting Agreement. The waiver by a party of any breach hereof for default in payment of any amount due hereunder or default in the performance hereof shall not be deemed to constitute a waiver of any other default or any succeeding breach or default. The failure to cure any breach of any term of this Warrant within ten (10) days of written notice thereof shall constitute an event of default under this Warrant.

6.6 No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

6.7 Attorneys' Fees. Should suit be brought to enforce or interpret any part of this Warrant, the prevailing party shall be entitled to recover, as an element of the costs of suit and not as damages, reasonable attorneys' fees to be fixed by the court (including without limitation, costs, expenses and fees on any appeal). The prevailing party shall be the party entitled to recover its costs of suit, regardless of whether such suit proceeds to final judgment. A party not entitled to recover its costs shall not be entitled to recover attorneys' fees. No sum for attorneys' fees shall be counted in calculating the amount of a judgment for purposes of determining if a party is entitled to recover costs or attorneys' fees.

6.8 Notices. Whenever any party hereto desires or is required to give any notice, demand, or request with respect to this Warrant, each such communication shall be in writing and shall be effective only if it is delivered by personal service or mailed, United States certified mail, postage prepaid, return receipt requested, addressed as follows:

         Company:                   Nhancement Technologies, Inc.
                                    6663 Owens Drive
                                    Pleasanton, California  94588
                                    Attn:  Douglas S. Zorn

         Holder:                    Lucian Thomas Baldwin III
                                    Suite 2850, 141 West Jackson
                                    Chicago, Illinois   60604

Such communications shall be effective when they are received by the addressee thereof; but if sent by certified mail in the manner set forth above, they shall be effective three (3) business days after being deposited in the United States mail. Any party may change its address for such communications by giving notice thereof to the other party in conformity with this Section.

6.9 Time. Time is of the essence of this Warrant.


6.10 Construction of Agreement. A reference in this Warrant to any Section shall include a reference to every Section the number of which begins with the number of the Section to which reference is specifically made (e.g., a reference to Section 3 shall include a reference to Sections 3.5 and 3.7). The titles and headings herein are for reference purposes only and shall not in any manner affect the interpretation of this Warrant.

6.11 No Endorsement. Holder understands that no federal or state securities administrator has made any finding or determination relating to the fairness of investment in the Company or purchase of the Common Stock hereunder and that no federal or state securities administrator has recommended or endorsed the offering of securities by the Company hereunder.

6.12 Pronouns. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person, persons, entity or entities may require.

6.13 Further Assurances. Each party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonably requested by any other party to better evidence and reflect the transactions described herein and contemplated hereby, and to carry into effect the intents and purposes of this Warrant.

                       Nhancement Technologies, Inc, a Delaware corporation

                       By:      /s/ Douglas S. Zorn
                          -------------------------------------------------
                                Douglas S. Zorn, Chief Executive Officer

EXHIBIT B-1
                   NOTICE OF EXERCISE OF COMMON STOCK WARRANT
                        BY CASH PAYMENT OF WARRANT PRICE

                                          Date:

- -------------------------------------     Aggregate Price of Warrant Before
- -------------------------------------     Exercise:   $

Attention: Chief Executive Officer        Aggregate Price Being
                                          Exercised:   $

                                          Warrant Price:  $          per share

                                          Number of Shares of Common Stock to be
                                          Issued Under this Notice:

                                          Remainder Aggregate Price (if any)
                                          After Issuance:  $


                                  CASH EXERCISE
Gentlemen:

         The undersigned registered Holder of the Common Stock Warrant delivered herewith ("Warrant") hereby irrevocably exercises such Warrant for, and purchases thereunder, shares of the Common Stock of Nhancement Technologies, Inc., a Delaware corporation, as provided below. Capitalized terms used herein, unless otherwise defined herein, shall have the meanings given in the Warrant. The portion of the Aggregate Price (as defined in the Warrant) to be applied toward the purchase of Common Stock pursuant to this Notice of Exercise is $__________, thereby leaving a remainder Aggregate Price (if any) equal to $_________. Such exercise shall be pursuant to the cash exercise provisions of
Section 2.1 of the Warrant. Therefore, Holder makes payment with this Notice of Exercise by way of check payable to the Company in the amount of $____________. Such check is payment in full under the Warrant for ___________ shares of Common Stock based upon the Warrant Price for $___________ per share, as currently in effect under the Warrant. To the extent the foregoing exercise is for less than the full Aggregate Price, a Replacement Warrant representing the remainder of the Aggregate Price and otherwise of like form, tenor and effect should be delivered to Holder along with the share certificates evidencing the Common Stock issued in response to this Notice of Exercise.

                                            By:_________________________________
                                                     [Name]

                                      NOTE

         The execution of the foregoing Notice of Exercise must exactly correspond to the name of the Holder on the Warrant.

EXHIBIT B-2

                   NOTICE OF EXERCISE OF COMMON STOCK WARRANT
             PURSUANT TO NET ISSUE ("CASHLESS") EXERCISE PROVISIONS


                                          Date:

- -------------------------------------     Aggregate Price of Warrant Before
- -------------------------------------     Exercise:   $

Attention: Chief Executive Officer        Aggregate Price Being
                                          Exercised:   $

                                          Warrant Price:  $          per share

                                          Number of Shares of Common Stock to be
                                          Issued Under this Notice:

                                          Remainder Aggregate Price (if any)
                                          After Issuance:  $

                                CASHLESS EXERCISE

Gentlemen:

         The undersigned registered Holder of the Common Stock Warrant delivered herewith ("Warrant") hereby irrevocably exercises such Warrant for, and purchases thereunder, shares of the Common Stock of Nhancement Technologies, Inc., a Delaware corporation, as provided below. Capitalized terms used herein, unless otherwise defined herein, shall have the meanings given in the Warrant. The portion of the Aggregate Price (as defined in the Warrant) to be applied toward the purchase of Common Stock pursuant to this Notice of Exercise is $__________, thereby leaving a remainder Aggregate Price (if any) equal to $_________. Such exercise shall be pursuant to the net issue exercise provisions of Section 2.2 of the Warrant; therefore, Holder makes no payment with this Notice of Exercise. The number of shares to be issued pursuant to this exercise shall be determined by reference to the formula in Section 2.2 of the Warrant which, by reference to Section 2.3, requires the use of the current per share fair market value of the Company's Common Stock. The current fair market value of one share of the Company's Common Stock shall be determined in the manner provided in Section 2.3, which amount has been determined or agreed to by Holder and the Company to be $___________, which figure is acceptable to Holder for calculations of the number of shares of Common Stock issuable pursuant to this Notice of Exercise. [SPECIFY ANY ALTERNATIVE ARRANGEMENTS TO THE FOREGOING, IF NECESSARY OR APPLICABLE.] Holder requests that the certificates for the purchased shares of Common Stock be issued in the name of and delivered to "_________________________", ___________________. To the extent the foregoing exercise is for less than the full Aggregate Price, a Replacement Warrant representing the remainder of the Aggregate Price (and otherwise of like form, tenor and effect) shall be delivered to Holder along with the share certificates evidencing the Common Stock issued in response to this Notice of Exercise.

                                            By:_________________________________
                                                     [Name]

                                      NOTE

         The execution of the foregoing Notice of Exercise must exactly correspond to the name of the Holder on the Warrant.